SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)


                             (Amendment No. Four)(1)


                           TMBR Sharp Drilling, Inc.
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                                (Name of Issuer)


                     Common Stock, $.10 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   872 57P101
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                                 (CUSIP Number)

                             J. Robert Green, Jr.
                        500 West 7th Street, Suite 1007
                            Fort Worth, Texas 76102
                            (817) 336-2062, Ext. 112

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 2, 2003

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 4 Pages)

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.872 57P101                    13D                     Page 2 of 4 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


F. Howard Walsh, Jr.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION



________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
               156,220
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY     0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                156,220
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


156,220
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


2.84%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.872 57P101                     13D                    Page 3 of 4 Pages


________________________________________________________________________________

This Amendment No. Four amends the Items set forth below on Schedule 13D filed by F. Howard Walsh, Jr. on January 7, 1994, as amended by the First Amendment filed on February 28, 1994 and by the Second Amendment, dated November 3, 1997 and by the Third Amendment, filed on November 9, 2001, relating to the shares of common stock of TMBR Sharp Drilling, Inc. ("Issuer"). Capitalized terms used herein that are not otherwise defined shall have the meanings set forth in the original Schedule 13D to which this Amendment No. Four relates.
________________________________________________________________________________
Item 3. Source and Amount of Funds or Other Consideration.


See Item 5(c)
________________________________________________________________________________

Item 5.  Interest in Securities of the Issuer.

     (a) As of the date of this filing, Mr. Walsh beneficially owns 156,220 shares which constitutes approximately 2.84% of the 5,496,636 shares currently issued and outstanding. Mr. Walsh is also the executor of the estate of his father, F. Howard Walsh, Sr. (the "Estate"), which owns 4,000 shares. Mr. Walsh disclaims any beneficial ownership of the 4,000 shares owned by the Estate pursuant to Rule 13d-4 of the Securities Exchange Act of 1934. Mr. Walsh is a 45% owner and a director of First Texas Trust Holding Company which owns First Texas Trust Corporation, both Texas corporations. Mr. Walsh is also a director of First Texas Trust Corporation, which serves as Trustee of various trusts, the beneficiaries of which are relatives of Mr. Walsh. These trusts collectively own 2,186 shares of the Company. Mr. Walsh disclaims beneficial ownership of all shares in said trusts pursuant to Rule 13d-4 of the Securities Exchange Act of 1934.

     (b) Mr. Walsh possesses the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 156,220 shares beneficially owned by Mr. Walsh and the 4,000 shares owned by the Estate.

     (c) Mr. Walsh has purchased 51,020 shares in open market transactions, using his personal funds, as described below:

          Date               Number of Shares      Price Per Share
          3/18/02                  100                 $14.45
          4/8/02                   800                 $15.04
          4/29/02                1,720                 $13.48
          8/23/02                  200                 $12.87
          8/28/02                  600                 $12.85
          8/29/02                  900                 $13.07
          9/3/02                 4,100                 $13.06
          9/3/02                   100                 $12.89
          9/4/02                 4,100                 $12.84
          9/5/02                   700                 $12.69
          9/6/02                 1,000                 $13.06
          9/9/02                 5,000                 $13.08
          9/23/02                5,000                 $13.08
          9/25/02                5,000                 $13.08
          9/30/02                1,000                 $13.60
          10/9/02                9,400                 $13.20
          10/11/02                 600                 $13.33
          10/15/02               5,000                 $13.05
          11/14/02                 500                 $15.04
          11/21/02               3,000                 $15.18
          11/21/02               2,000                 $15.22
          12/11/02                 100                 $17.54
          12/12/02                 100                 $17.54

          On May 30, 2003, Mr. Walsh sold 10,000 shares on the open market at a price of $20.19 per share.

          On June 2, 2003, Mr. Walsh sold 144,500 shares on the open market at a price of $20.26 per share.

     (d)  Not applicable.

     (e) On June 2, 2003, Mr. Walsh ceased to be the beneficial owner of 5% of the Issuer's securities.

________________________________________________________________________________

CUSIP No.872 57P101                     13D                    Page 4 of 4 Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        ----------------------------------------
                                                         (Date)



                                        ----------------------------------------
                                                       (Signature)

                                                  F. Howard Walsh, Jr.
                                                  Individual Investor
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).